  CHECK THE APPROPRIATE BOXES BELOW TO DESIGNATE ANY TRANSACTIONS TO WHICH THE
                               STATEMENT RELATES:
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                  SCHEDULE TO

                             TENDER OFFER STATEMENT
                   (UNDER SECTION 14(D)(1) OR 13(E)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934)

                          MOTORVAC TECHNOLOGIES, INC.
         (NAME OF SUBJECT COMPANY (ISSUER) AND FILING PERSON (OFFEROR))

                    COMMON STOCK, $0.01 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                  620105 10 6
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                                 LEE W. MELODY
                          MOTORVAC TECHNOLOGIES, INC.
                              1431 S. VILLAGE WAY
                          SANTA ANA, CALIFORNIA 92705
                                 (714) 558-4822
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
             NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSON)

                                    COPY TO:

                                 BARRY D. FALK
                           JEFFERS, SHAFF & FALK, LLP
                      18881 VON KARMAN AVENUE, SUITE 1400
                            IRVINE, CALIFORNIA 92612
                                 (949) 660-7700

                           CALCULATION OF FILING FEE

                   TRANSACTION VALUATION*                                        AMOUNT OF FILING FEE
                         $5,642,582                                                     $1,129

---------------

 *   Determined pursuant to Rule 0-11(b)(1).
     Assumes the purchase of 1,612,166 shares at $3.50 per share.
[ ]  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
     Amount previously paid: Not applicable.            Filing Party: Not applicable.
     Form or Registration No: Not applicable.           Date Filed: Not applicable.
[ ]  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

     [ ] third-party tender offer subject to Rule 14d-1.

     [X] issuer tender offer subject to Rule 13e-4.

     [X] going private transaction subject to Rule 13e-3.

     [ ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting results of the tender offer: [ ]
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

     This Tender Offer Statement on Schedule TO is related to the offer by MotorVac Technologies, Inc., a Delaware corporation (the "Company"), to purchase up to 1,612,166 shares (or such lesser number of shares that are properly tendered) of its common stock, $0.01 par value per share, at a purchase price of $3.50 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 3, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer"). This Tender Offer Statement on Schedule TO is intended to satisfy the reporting requirements of Section 13(e) of the Securities Exchange Act of 1934, as amended.

     The information set forth in the Offer to Purchase and the related Letter of Transmittal, copies of which are filed with this Schedule TO as Exhibits
(a)(1)(i) and (a)(1)(ii) hereto, respectively, is incorporated herein by reference to answer all the items in this Schedule TO except those items as to which information is specifically provided herein.

ITEM 12. EXHIBITS

  EXHIBIT
  NUMBER                               DESCRIPTION
-----------                            -----------
(a)(1)(i)      Offer to Purchase, dated August 3, 2000.
(a)(1)(ii)     Letter of Transmittal together with Guidelines for
               Certification of Taxpayer Identification Number on
               Substitute Form W-9.
(a)(1)(iii)    Letter to Stockholders from Lee W. Melody, the Company's
               President and Chief Executive Officer, dated August 3, 2000.
(a)(1)(iv)     Notice of Guaranteed Delivery of Shares of Common Stock.
(a)(1)(v)      Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.
(a)(5)(i)      Letter to Clients for use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Other Nominees.
(a)(5)(ii)     Press Release, dated August 3, 2000.
(b)            Commitment Letter, dated July 25, 2000, between Comerica
               Bank -- California and the Company.
(c)            Opinion of FMV Opinions, Inc., dated August 1, 2000
               (included as Exhibit A to the Offer to Purchase filed
               herewith as Exhibit (a)(1)(i)).
(d)            Shareholders Agreement, dated July 31, 2000, between the
               Company and certain shareholders of the Company.
(f)            Not applicable.
(g)            Not applicable.
(h)            Not applicable.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          MotorVac Technologies, Inc.

                                          By: /s/ LEE W. MELODY
                                          Name: Lee W. Melody
                                          Title: President and Chief Executive
                                          Officer
                                          Dated: August 3, 2000

                               INDEX TO EXHIBITS

  EXHIBIT
  NUMBER                               DESCRIPTION
-----------                            -----------
(a)(1)(i)      Offer to Purchase, dated August 3, 2000.
(a)(1)(ii)     Letter of Transmittal together with Guidelines for
               Certification of Taxpayer Identification Number on
               Substitute Form W-9.
(a)(1)(iii)    Letter to Stockholders from Lee W. Melody, the Company's
               President and Chief Executive Officer, dated August 3, 2000.
(a)(1)(iv)     Notice of Guaranteed Delivery of Shares of Common Stock.
(a)(1)(v)      Letter to Brokers, Dealers, Commercial Banks, Trust
               Companies and Other Nominees.
(a)(5)(i)      Letter to Clients for use by Brokers, Dealers, Commercial
               Banks, Trust Companies and Other Nominees.
(a)(5)(ii)     Press Release, dated August 3, 2000.
(b)            Commitment Letter, dated July 25, 2000, between Comerica
               Bank -- California and the Company.
(c)            Opinion of FMV Opinions, Inc., dated August 1, 2000
               (included as Exhibit A to the Offer to Purchase filed
               herewith as Exhibit (a)(1)(i)).
(d)            Shareholders Agreement, dated July 31, 2000, between the
               Company and certain shareholders of the Company.
(f)            Not applicable.
(g)            Not applicable.
(h)            Not applicable.